SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

VRG Begins Ticket Sales to Paris and Rome

São Paulo, August 28, 2007 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of Brazil’s low-cost airlines GOL Transportes Aéreos S.A. (“GTA”, which operates the GOL brand) and VRG Linhas Aéreas S.A. (“VRG”, which operates the VARIG brand), today began selling tickets for VRG’s newest route, São Paulo – Paris – Rome.

“VRG has already launched two daily flights to Germany and is actively expanding its operations to Europe,” says Lincoln Amano, commercial director at VRG. “France and Italy are important destinations for VRG, not only because of increasing customer demand, but also because of strong commercial ties between South America and both countries.” The Company currently flies to Frankfurt, Germany; Bogotá, Colombia; Buenos Aires, Argentina; and Caracas, Venezuela.

Daily flights will depart from Guarulhos International Airport at 11:59 pm (local time), landing in the French capital at 4:20 pm (local time) before continuing to the Italian city at 5:30 pm (local time), arriving at 7:15 pm (local time). Returning to Brazil, flights take off from Rome’s Fiumicino (Leonardo da Vinci) Airport at 8:50 pm (local time), landing at Paris’ Charles de Gaulle Airport at 10:45 pm (local time), departing for São Paulo at 11:50 p.m. (local time) and arriving at 6:50 am (local time).

France
According to World Tourism Organization (UNWTO) and Brazilian Tourism Ministry statistics, France is the fourth most popular destination for Brazilians traveling abroad, with approximately 350,000 Brazilian tourists visiting the country in 2006. Additionally, nearly 275,000 French travelers arrived in Brazil over the same period, ranking France sixth among the top 10 countries providing tourists to Brazil, according to Embratur (Brazilian Tourism Board).

Strong commercial exchange between Brazil and France is another key reason for launching VRG’s new route. In 2006, the French imported nearly US$ 2.6 billion in goods and services from Brazil, an increase of 6.4 percent over the previous year. Brazil imported approximately US$ 2.8 billion in goods and services from France, up nearly 5 percent compared to 2005.

Italy
Brazil is home to one of the largest Italian populations outside of Italy, another important factor contributing to the demand for tourism and commercial exchange between the two countries. According to UNWTO and Brazilian Tourism Ministry data, Italy is the seventh most popular destination for Brazilians traveling abroad, with approximately 224,000 Brazilian tourists visiting the country in 2006. Additionally, nearly 300,000 Italian travelers passed through Brazil’s Customs over the same period, ranking Italy fourth among the top 10 countries providing tourists to Brazil, according to Embratur.

In 2006, imports from Brazil totaled almost US$ 3.8 billion, an increase of 19 percent over the previous year, making Italy the ninth largest importer of Brazil’s goods and services. Brazil’s imports of Italian goods and services totaled US$ 2.6 billion, up approximately 13 percent from 2005.

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Tickets to Paris and Rome are available for purchase through VRG’s website (www.varig.com.br). Please see the destination table below for flight departure schedules:

Origin	Destination	Frequency	Departure*	Arrival*
São Paulo	Paris	Daily	11:59 PM	4:20 PM
Paris	São Paulo	Daily	11:50 PM	6:50 AM
São Paulo	Rome	Daily	11:59 PM	7:15 PM
Rome	São Paulo	Daily	8:50 PM	6:50 AM
Paris	Rome	Daily	5:30 PM	7:15 PM
Rome	Paris	Daily	8:50 PM	10:45 PM
* Local Time

About GOL Linhas Aéreas Inteligentes S.A.
GOL Linhas Aéreas Inteligentes S.A. is the parent company of low-cost airlines GOL Transportes Aéreos S.A. (“GTA”, which operates the GOL brand) and VRG Linhas Aéreas S.A. (“VRG”, which operates the VARIG brand). GTA and VRG offer daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. The airlines operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable services, which stimulate brand recognition and customer satisfaction, the Company’s service is recognized as the best value proposition in the market. Growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic travel destinations. Shares are listed on the NYSE (GOL) and the Bovespa (GOLL4) stock exchanges.

GOL Transportes Aéreos S.A. offers over 630 daily flights to 58 destinations connecting the most important cities in Brazil as well as the main destinations in Argentina, Bolivia, Chile, Paraguay, Peru and Uruguay. For more information on GOL flight times and fares, please access www.voegol.com.br or call: 0300-115-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia, 1 888 0042 0090 or 1230 020 9104 in Chile, 009 800 55 1 0007 in Paraguay, 0800 52 900 in Peru, 0004 055 127 in Uruguay and 55 11 2125-3200 in other countries.

VRG Linhas Aéreas S.A. offers over 120 daily flights to 12 destinations in Brazil: Brasília, Belo Horizonte, Curitiba, Fortaleza, Fernando de Noronha, Florianópolis, Manaus, Porto Alegre, Recife, Rio de Janeiro, Salvador and São Paulo. VRG also offers 18 daily flights to four international

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destinations in South America and Europe: Buenos Aires, Bogotá and Caracas, in South America and Frankfurt, in Europe. For more information on VRG flight times and fares, please access www.varig.com.br or call: 4003-7000 in Brazil, 54 11 4329 9211 in Buenos Aires (Monday - Friday), 0810 32182744 in other areas of Argentina (Monday - Friday), or 54 11 5480 8017 9 in all areas of Argentina (Saturday - Sunday and Holidays), 57 1 350 7100 in Colombia, 44 207 660 0341 in England, 33 1 70 48 00 58 in France, 39 023 859 1250 in Italy, 34 91 754 7014 in Spain and 1 800 468 2744 or 1 800 GO VARIG in the USA and Canada.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	Corporate Communications
Ph: (5511) 3169 6800	Ph: (5511) 3169 6967
E-mail: ri@golnaweb.com.br	E-mail:
Site: www.voegol.com.br/ir	comunicacaocorporativa@golnaweb.com.br

Media – Brazil & Latin America	Media – U.S. & Europe
MVL Comunicação; D. Barbará and A. Michelacci	Edelman; G. Juncadella and M. Smith
Ph: (5511) 3049-0349 / 0341	Ph: +1 (212) 704-4448 / 704-8196
E-mail: daniela.barbara@mvl.com.br;	E-mail:gabriela.juncadella@edelman.com;
alexandre.michelacci@mvl.com.br	meaghan.smith@edelman.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.